

May 3, 2012

Via E-Mail

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Comverse Technology, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Cadian**
>   **Capital Management et. al.**
> **Filed April 16, 2012**
> **File No. 001-35303**
>
> **Preliminary Proxy Statement on Schedule 14A filed by Cadian**
>   **Capital Management et. al.**
> **Filed April 26, 2012**
> **File No. 001-35303**

Dear Mr. Wolosky:

We have reviewed your filings.

Soliciting Materials filed April 16, 2012

1.   We note your response to prior comment 1. With respect to the second bullet point in our comment, it remains unclear how the auditor's report indicating a weakness in internal controls supports your opinion that the company's board is "currently pursuing what we believe is a sub-optimal strategy of 'spinning' CNS into a stand-alone, publicly-traded company."

2.   Please provide additional support for your response to the fourth bullet point in prior comment 1. The response includes additional unsupported opinions.

Preliminary Proxy Statement

3.   We note that you are nominating four individuals and that the company has a six-member board. Given that security holders using your proxy card will be unable to vote for a full slate of nominees, disclose the consequences to security holders as a result of using your proxy card to vote for four directors instead of six. For

example, revise to highlight to security holders that they will be disenfranchised with respect to two seats if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the other seats and that you cannot assure that the other directors will agree to serve if your slate wins. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

Background to the Solicitation, page 5

4.   Please revise the first bullet point in this section to briefly describe the contents of your October 17, 2011 letter to the company's security holders. Also apply this comment to the fifth and seventh bullet points in this section.

Reasons for Our Solicitation, page 7

5.   Please update the disclosure on page 8 to reflect the company's appointment of a new CEO for CNS.

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your beliefs that "there is substantial interest in the market for an asset like CNS" and that "a sale can be achieved in a much more efficient and cash-generating, rather than cash-consuming way."

Solicitation of Proxies, page 18

7.   We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

8.   Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Incorporation by Reference, page 20

9.   We note your disclosure in this section. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose this fact. Also, please be advised that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        /s/ Daniel F. Duchovny
                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions